UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 11-K
_______________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 19

For the transition period from to

Commission file number 001-37971
_______________

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PGT Savings Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PGT Innovations, Inc.
1070 Technology Drive
North Venice, Florida  34275

PGT Savings Plan

Audited Financial Statements (Modified Cash Basis) and
Supplemental Schedules (Modified Cash Basis)

At and for the years ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

The Trustees
PGT Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the PGT Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits (modified cash basis) for the years then ended, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The schedule of assets (held at year end) (modified cash basis) and schedule of delinquent participant contributions as of or for the year ended December 31, 2018 (referred to as the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2009.

July 1, 2019
Clearwater, Florida

PGT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	At	At
	December 31,	December 31,
	2018	2017
Assets:
Investments, at fair value	$56,018,175	$57,548,620

Notes receivable from participants	3,215,978	2,923,306

Net assets available for benefits	$59,234,153	$60,471,926

See accompanying notes.

PGT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	Year ended	Year ended
	December 31,	December 31,
Additions to net assets:	2018	2017
Investment (loss) income:
Interest and dividends	$4,122,404	$2,195,812
Interest income from notes receivable	147,900	120,382
Net (depreciation) appreciation in fair value of investments	(7,542,551)	6,389,660
Total investment (loss) income	(3,272,247)	8,705,854

Contributions:
Employer, net of forfeited matching	2,866,601	2,031,180
Participants	4,605,542	4,103,321
Rollovers	231,833	803,597
Plan transfer in (Note 8)	–	3,053,429
Total contributions	7,703,976	9,991,527
Total additions	4,431,729	18,697,381

Deductions from net assets:
Distributions to participants	(5,421,734)	(7,131,561)
Administrative fee	(247,768)	(268,033)
Total deductions	(5,669,502)	(7,399,594)

Net (decrease) increase in net assets available for benefits	(1,237,773)	11,297,787
Net assets available for benefits at beginning of year	60,471,926	49,174,139

Net assets available for benefits at end of year	$59,234,153	$60,471,926

See accompanying notes.

PGT Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2018 and 2017

1. Plan Description
The following description of the PGT Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution Plan covering all eligible employees of PGT Industries, Inc., CGI Windows & Doors, Inc., WinDoor, Inc., and Western Window Systems, Inc. (the "Companies," "Employer" or "Plan Sponsor"), wholly-owned subsidiaries of PGT Innovations, Inc. ("PGT"). The Plan became effective on October 1, 1982, and was amended and restated through the adoption of a non-standardized prototype adoption agreement effective January 1, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 "ERISA", as amended.
Eligibility
Employees participating in the Plan prior to the Plan's restatement remain eligible to participate. All other employees are eligible to participate in the Plan as of the first day of the next month following the employee's completion of three months of service as defined in the Plan document.
Contributions
The Plan includes a 401(k) provision, which allows qualified employees to make contributions (through payroll deductions) to the Plan, thereby deferring taxation on the portion of their earnings contributed to the Plan. Employees can defer up to 80% of their compensation subject to Internal Revenue Code ("IRC") limitations. Employees who have attained age 50 before the end of the Plan year may also make additional catch up contributions, subject to IRC limitations.
For each Plan year, the Company may contribute to the Plan, on behalf of each eligible participant, a matching contribution equal to a percentage of the eligible participant's elective deferrals made. The Plan Sponsor shall determine the amount, if any, of the matching contribution. The Company's matching contributions are at the Company's discretion.
For the Plan year ended December 31, 2018, the Company made matching contributions totaling $2,769,048. These contributions included $622,645 funded in the first quarter of 2018 relating to the fourth quarter of 2017 at an employer matching rate of three percent, and $2,146,403 made during the remainder of 2018, representing the Company's matching contributions relating to the first, second and third quarters of 2018 at an employer matching rate of three percent, funded during the second through fourth quarters of the year ended December 31, 2018. The Company's matching contribution relating to the fourth quarter of 2018 totaled $723,726, representing a three percent employer matching rate, and was funded in the first quarter of the year ended December 31, 2019.

For the Plan year ended December 31, 2017, the Company made matching contributions totaling $2,012,624. These contributions included $352,670 made in April 2017, representing the Company's matching contribution relating to the fourth quarter of 2016 at an employer matching rate of two percent, and $1,659,954 made during the remainder of 2017, representing the Company's matching contributions relating to the first, second and third quarters of 2017 at an employer matching rate of two percent for the first quarter of 2017 and three percent for the second and third quarters of 2017, funded during the second through fourth quarters of the year ended December 31, 2017.
The Company, by action of its Board of Directors, may make a discretionary profit-sharing contribution. Profit sharing contributions are allocated to all participating employees who have been credited with at least 1,000 hours of service in the Plan year, based on the ratio that the participant's compensation bears to the total compensation of all eligible participants for the Plan year. No profit-sharing contributions were made during 2018 and 2017.
Vesting
Participants immediately vest in their contributions and fund earnings or losses. Participants fully vest in the Company's contributions after five years of service.
Notes Receivable from Participants
The aggregate amount of any loan to a participant may be, at a minimum, $1,000 and may not exceed the lesser of $50,000 or 50% of the participant's vested balance in the Plan. Loan terms range from one to five years, except in the case that the loan is used for the purchase of a participant's principal residence, in which case the repayment period may extend to no more than 15 years. The loans are secured by the balance in the participant's account and bear interest at rates commensurate to regional bank rates for similar loans. Principal and interest are paid ratably through weekly payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant. Current loan policy limits the number of outstanding loans at any point in time to no more than two.
Benefits
For Employer matching and profit sharing contributions and earnings thereon, participants are vested ratably over five years of service, being fully vested upon completion of five years of service. Upon retirement, death, or disability, participants or their beneficiaries are vested 100% in all contributions and earnings. Participants are fully vested in their contributions and earnings thereon at all times. Retirement benefits are paid to the participant in a single, lump-sum payment. Hardship withdrawals by Plan participants may be made upon written request to and approval by the Plan administrator.

Investments
T. Rowe Price is the trustee of the Plan. T. Rowe Price invests Plan contributions and holds the assets of the Plan. Contributions may be invested in various diverse funds available to the participants of the Plan. Participant accounts are credited with their contributions allocated among the funds as requested. Employer contributions, if any, are invested based on the participant's allocation directions.
Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of: (a) the Company's contributions; and (b) Plan investment results. Allocations are based on participant contributions, individual fund earnings or account balances, as defined. Forfeited, non-vested balances are used to reduce Employer contributions or pay qualified Plan expenses. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.
Forfeited non-vested accounts in the years ended December 31, 2018 and 2017 totaled $203,391 and $181,289, respectively. Forfeitures used to reduce Employer contributions in the years ended December 31, 2018 and 2017 totaled $146,602 and $217,277, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to amend or discontinue the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant becomes fully vested in the value of his or her account.

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The preparation of financial statements on the modified cash basis requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets, additions to net assets, deductions from net assets and liabilities and disclosures of contingent liabilities, if any.  Actual results could differ from those estimates and assumptions. Contributions are recorded when received, investment income is recorded as it is collected, and benefit payments and expenses are recorded when paid.

In 2015, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update ("ASU") 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or its Equivalent), which exempts investments measured using the Net Asset Value ("NAV") practical expedient in ASC 820 from categorization within the fair value hierarchy. We adopted this guidance as of December 31, 2017, on a retrospective basis. The adoption of this ASU did not have a material impact on the financial statements.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  PGT common stock is valued at market price on the last day of the Plan year. The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the Plan's year-end. Participant loans are valued at their unpaid balances, which approximate fair value. Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded as received. Dividend income is recorded as of the ex-dividend date.
Administrative Expenses
Except for an annual fee charged by T. Rowe Price that is paid by the Plan, administrative expenses of the Plan are generally absorbed by the Plan Sponsor.
Recent Accounting Pronouncement
In August 2018, the Financial Accounting Standards Board issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing and impact of adopting the updated provisions.

3. Income Tax Status
The Plan obtained its latest opinion letter on March 31, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is used to prioritize the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:
Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2:  Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:  Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following table sets forth information regarding the Plan's financial assets that are measured at fair value in accordance with ASC 820.

	Fair Value Measurements at Reporting Date Using:
		Quoted	Significant	Significant
		Prices in	Other Observable	Unobservable
	December 31,	Active Markets	Inputs	Inputs
Description	2018	(Level 1)	(Level 2)	(Level 3)
Assets:
Mutual funds	$51,443,280	$51,443,280	$-	$-
Common stock	944,239	944,239	-	-
	52,387,519	$52,387,519	$-	$-
Investments measured at
net asset value (1)	3,630,656
Investments at fair value	$56,018,175

	Fair Value Measurements at Reporting Date Using:
		Quoted	Significant	Significant
		Prices in	Other Observable	Unobservable
	December 31,	Active Markets	Inputs	Inputs
Description	2017	(Level 1)	(Level 2)	(Level 3)
Assets:
Mutual funds	$52,539,726	$52,539,726	$-	$-
Common stock	1,109,281	1,109,281	-	-
	53,649,007	$53,649,007	$-	$-
Investments measured at
net asset value (1)	3,899,613
Investments at fair value	$57,548,620

(1)
In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented are intended to reconcile the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in fair value of investments held at the end of the period are reported in net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits. For the years ended December 31, 2018 and 2017, the net amount reported was depreciation of $7,542,551 and appreciation of $6,389,660, respectively.

5. Party-in-Interest Transactions
In the years ended December 31, 2018 and 2017, certain Plan investments were funds managed by T. Rowe Price, a party-in-interest to the Plan.
The Plan held investments in the common stock of the parent of the Plan Sponsor with a fair value of $944,239 and $1,109,281, two percent or less of net assets available for benefits at December 31, 2018 and 2017, respectively.
The Plan had notes receivable from active Plan participants of $3,215,978 and $2,923,306 at December 31, 2018 and 2017, respectively.

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. Plan Merger
On February 16, 2016, PGT Industries, Inc., the Plan Sponsor, acquired WinDoor, Inc., ("WinDoor"), the plan administrator of the WinDoor, Inc. 401(K) Plan (the "WinDoor Plan"). As part of the acquisition, the WinDoor Plan was merged into the Plan. On December 27, 2016, the WinDoor Plan converted all assets into interest-bearing cash in preparation for the transfer of its assets into the Plan. Subsequent to the WinDoor Plan's year ended December 31, 2016, on January 3, 2017, the WinDoor Plan was terminated, and all assets were transferred to the Plan. Total assets transferred from the WinDoor Plan into the Plan were $3,053,429.

8. Non-Exempt Prohibited Transactions
The Plan remitted various participant contributions to the trustee later than required by the Department of Labor Regulation 2510.3-102. To remediate these late remittances, the impacted participant accounts were credited by an amount representing investment income that would have been earned had the participant contributions been remitted on a timely basis. Late contributions of $6,880 from 2017, plus lost earnings, if any, were remediated in 2018.

9. Subsequent Events
On August 13, 2018, PGT Innovations, Inc., the parent of PGT Industries, Inc., the Plan Sponsor, acquired Western Window Systems, Inc., the plan administrator of the Western Window Systems, Inc. 401(K) Plan (the "Western Plan"). As part of the acquisition, the Western Plan was merged into the Plan. On June 4, 2019, the Western Plan converted substantially all of its assets into the Plan. Total assets transferred from the Western Plan into the Plan were approximately $4.9 million.
The plan sponsor evaluated subsequent events for recognition or disclosure in the financial statements through July 1, 2019, the day the financial statements were available to be issued.

Supplemental Schedules
(Modified Cash Basis)

PGT Savings Plan

EIN: 59-2038649 Plan No: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
(Modified Cash Basis)

December 31, 2018

		(c)
		Description of Investment		(e)
	(b)	Including Maturity Date,		Current
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Market
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	BlackRock Strategic Income Opportunities
	Portfolio Institutional Shares	Non-traditional Bond Fund	#	$13,567
	PGIM Total Return Bond R6 Fund	Intermediate Term Bond Fund	#	242,570
	AB Discovery Value Z Fund	Mid-Cap Growth Fund	#	77,295
	American Beacon Large Cap Value Fund	Large Cap Growth Fund	#	711,032
	Artisan International Fund Institutional	Foreign Large Blend Fund	#	364,030
	Carillon (Eagle) Small Cap Fund	Small Cap Growth Fund	#	483,937
	DFA U.S. Small Cap Fund Institutional	Small Blended Fund	#	259,100
	Harbor Capital Appreciation Fund	Large Growth Fund	#	783,720
*	T Rowe Price Retirement 2005 Fund	Blended Assets Fund	#	473,004
*	T Rowe Price Retirement 2010 Fund	Blended Assets Fund	#	376,030
*	T Rowe Price Retirement 2015 Fund	Blended Assets Fund	#	1,866,908
*	T Rowe Price Retirement 2020 Fund	Blended Assets Fund	#	7,071,392
*	T Rowe Price Retirement 2025 Fund	Blended Assets Fund	#	10,333,180
*	T Rowe Price Retirement 2030 Fund	Blended Assets Fund	#	8,767,317
*	T Rowe Price Retirement 2035 Fund	Blended Assets Fund	#	6,724,053
*	T Rowe Price Retirement 2040 Fund	Blended Assets Fund	#	4,276,831
*	T Rowe Price Retirement 2045 Fund	Blended Assets Fund	#	3,333,089
*	T Rowe Price Retirement 2050 Fund	Blended Assets Fund	#	1,533,033
*	T Rowe Price Retirement 2055 Fund	Blended Assets Fund	#	1,550,013
*	T Rowe Price Retirement 2060 Fund	Blended Assets Fund	#	361,089
	Vanguard Federal Money Market Fund	Money Market Fund	#	302,665
	Vanguard Total Intl Stock Index Admiral Fund	Foreign Large Blend Fund	#	49,471
	Vanguard 500 Index Admiral Fund	Large Blended Fund	#	1,489,954
*	T Rowe Price Stable Value Fund, Sch E	Collective Trust Fund	#	3,630,656
*	PGT Innovations, Inc.	Common Stock	#	944,239
*	Loans to participants	Interest rates ranging from 4.25% to 6.25%	#	3,215,978

				$59,234,153

* Indicates party-in-interest to the Plan.
# Historical cost is not required as investments are participant-directed.

PGT Savings Plan

EIN: 59-2038649 Plan No: 001
Schedule H, Line 4a

Schedule of Delinquent Participant Contributions

December 31, 2018

Totals that Constitute Nonexempt Prohibited Transactions
		Contri-	Contri-	Total Fully
	Contri-	butions	butions	Corrected
	butions	Corrected	Pending	Under VFCP
	Not	Outside	Correction	and
	Corrected	VFCP	In VFCP	PTE 2002-51	Total
Participant Contributions and
Loan Repayments Transferred
Late to Plan for the Year
Ended December 31, 2018	$0	$6,880 (1)	$ -	$ -	$6,880

(1) Represents participant contributions not remitted to the Plan within the timeframe specified in 29 CFR 2510.3-102, corrected by the plan sponsor.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PGT SAVINGS PLAN

Date: July 1, 2019

	By:	/s/ Debbie LaPinska
Debbie LaPinska
Sr. Vice President of Human Resources PGT Innovations, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.